Swift Transportation Company
2200 South 75th Avenue
Phoenix, Arizona 85043
(602) 269-9700

August 4, 2017

VIA E-MAIL AND EDGAR
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Mr. John Dana Brown

Re:	Swift Transportation Company (the “Company”) Registration Statement on Form S-4 (SEC File No. 333-218196) (the “Registration Statement”)

Ladies and Gentlemen:

On July 28, 2017, the Company requested acceleration of the effective date and time of the Registration Statement to Tuesday, August 1, 2017, at 4:00 p.m., Eastern time, or as soon as possible thereafter. The Company hereby withdraws such request until further notice.

[Signature page follows]

Very truly yours,

SWIFT TRANSPORTATION COMPANY

By:	/s/ Mickey R. Dragash
	Name:	Mickey R. Dragash
	Title:	Executive Vice President, General Counsel and Corporate Secretary